UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           FIRST SHARES BANCORP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   33640Q 10 9
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

    [   ]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [ X ]   Rule 13d-1(d)


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CUSIP NO.:  33640Q 10 9
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(1) Names of reporting persons...................................Jerry R. Engle
    S.S. or I.R.S. Identification Nos. of above persons .......................

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(2) Check the appropriate box if a member of a group
        (a)
           -------------------------------
        (b)
           -------------------------------

(3) SEC use only...............................................................

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(4) Citizenship or place of organization..........................United States

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Number of shares beneficially owned by each reporting person with:

                      (5) Sole voting power ............................153,039

                      (6) Shared voting power............................15,000

                      (7) Sole dispositive power........................153,039

                      (8) Shared dispositive power.......................15,000

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(9) Aggregate amount beneficially owned by each reporting
    person..............................................................168,039

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(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).

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(11) Percent of class represented by amount in Row (9) ..................10.18%

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(12) Type of reporting person (see instructions) ............................IN

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                                       -2-


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ITEM 1(a)  Name of issuer:                       First Shares Bancorp, Inc.

ITEM 1(b)  Address of issuer's
           principal executive offices:          996 South State Road 135
                                                 Greenwood, Indiana  46143

ITEM 2(a)  Name of person filing:                Jerry R. Engle

ITEM 2(b)  Address of principal business
           office or, if none, residence:        996 South State Road 135
                                                 Greenwood, Indiana  46143

ITEM 2(c)  Citizenship:                          United States

ITEM 2(d)  Title of class of securities:         Common Stock

ITEM 2(e)  CUSIP No.:                            33640Q 10 9

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) / / Broker or dealer registered under section 15 of the Act.
(b) / / Bank as defined in section 3(a)(6) of the Act.
(c) / / Insurance company as defined in section 3(a)(19) of the Act.
(d) / / Investment company registered under section 8 of the Investment Company Act.
(e) / / Investment adviser registered under section 203 of the Investment Advisers Act of 1940.
(f) / / Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).
(g) / / Parent holding company, in accordance with section
        240.13d-1(b)(ii)(G).
(h) / / Group, in accordance with section 240.13d-1(b)(ii)(H).

                   Not applicable.


ITEM 4.  OWNERSHIP

(a) Amount beneficially owned: 168,039

(b) Percent of class: 10.18%

(c) Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote: 153,039
     (ii) Shared power to vote or direct the vote: 15,000
     (iii) Sole power to dispose or to direct the disposition of: 153,039
     (iv) Shared power to dispose or to direct the disposition of: 15,000


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ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following / /.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.

ITEM 10. CERTIFICATION.

    Not applicable.



                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February  9, 2003               /s/ Jerry R. Engle
                                        ---------------------------------------
                                        Jerry R. Engle